Filed   by  Cornerstone   Realty  Income  Trust,  Inc.
                          pursuant to Rule 425 under the  Securities Act of 1933
                          Subject Company: Cornerstone Realty Income Trust, Inc.
                                               Commission File Number: 333-56024


                                                         Contact: Mark M. Murphy
FOR IMMEDIATE RELEASE                                    (804) 643-1761 x231
---------------------

                   CORNERSTONE REALTY ANNOUNCES EXCHANGE OFFER
                        FOR CONVERTIBLE PREFERRED SHARES

RICHMOND, Va., March 13, 2001 ---- Cornerstone Realty Income Trust, Inc. (NYSE:TCR) today announced that it has commenced a tender offer for all of its outstanding Series A Convertible Preferred Shares. Cornerstone is offering either two common shares or one common share and $12.25 in cash for each preferred share tendered.

         The tender offer will only be made pursuant to the offering materials being distributed to current convertible preferred shareholders. The offer will expire at 5:00 p.m. New York City time on April 12, 2001 unless extended. The Board of Directors is not making any recommendation to the convertible preferred shareholders as to whether or not they should tender any shares pursuant to the offer or what form of consideration to elect if shares are tendered. The Prospectus, Exchange Offer, Letter of Transmittal and other related information are being mailed to the company's preferred shareholders of record and beneficial owners of the company's preferred shares.

         Cornerstone is making this tender offer to increase its common shareholder equity base while improving its fixed charge coverage ratio and debt plus preferred to total market capitalization ratio. Additionally, the company believes the exchange offer will provide it with greater financial flexibility in future financings and enhance opportunities for future growth.

         Mercury Partners LLC has been engaged by the company to serve as its financial advisor in connection with the exchange offer. Founded in March 2000, Mercury Partners LLC provides strategic and financial services to many of the nation's leading real estate companies. David Lerner Associates, Inc. is serving as information agent for the exchange offer.

         This press release is for informational purposes and shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any state in which such offer,
solicitation   or  sale  would  be  unlawful  prior  to  the   registration   or
qualification under the securities laws of any state. The company is distributing to the holders of the Series A Convertible Preferred Shares the exchange offer materials (including a prospectus, related letter of transmittal and other offer documents) that contain important information which should be read carefully before any decision is made with respect to the offer. The prospectus, the related letter of transmittal and certain other offer documents are available at the Securities and Exchange Commission's web site at http://www.sec.gov or from the company at Cornerstone Realty Income Trust, Inc., Investor Relations, 306 East Main Street, Richmond, Virginia 23219.

         Certain statements contained herein may constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the future results, performance or achievements of the company to be materially

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different  from any  forward-looking  statements.  Such factors  include,  among others, risks that the exchange offer and related financing as described above will not occur or will not be as successful as anticipated, and risks associated with the timing of, costs associated with, and effects of property improvements, other financing commitments and general competitive factors.

         Cornerstone Realty Income Trust, Inc. is a fully integrated, self-managed and self-advised real estate company that has operated as a REIT since 1993. The company focuses on the ownership and management of apartment communities in select markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently, the Company owns 72 multifamily communities containing 18,076 apartment homes. Further information on Cornerstone may be found on our web site at: http://www.cornerstonereit.com.

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